DOLLAR FINANCIAL CORP.
1436 Lancaster Avenue
Berwyn, Pennsylvania 19312-1288
Phone: (610) 296-3400
December 17, 2009
Via EDGAR and Facsimile
Securities and Exchange Commission
Mailstop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Webb, Esq.
Re:	Request for Effectiveness of Application for Qualification of Indenture on Form T-3 (File No. 022-28924)
Dear Mr. Webb:
     In accordance with Section 307 of the Trust Indenture Act and the rules promulgated thereunder, Dollar Financial Corp., a Delaware corporation, hereby request that the effective date for the Application for Qualification of Indenture on Form T-3 referred to above be accelerated so that it will be declared effective at 9:00 a.m., Eastern Standard Time, on Monday, December 21, 2009, or as soon thereafter as is practicable.
     In connection with this acceleration request, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•	the action of the Commission or the staff, acting by delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Company may not assert the staff’s comments or the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, DOLLAR FINANCIAL CORP.
By:	/s/ William M. Athas
William M. Athas
Senior Vice President, Finance